October 21, 2013

Justin Dobbie

Division of Corporate Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Registration Statement on Form F-3

Filed September 19, 2013

File No. 333-191266

Dear Mr. Dobbie,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated October 7, 2013 (the “Comment Letter”) relating to the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

1. Please file the form of indenture for the debt securities as an exhibit. Also, counsel must opine on the law of the jurisdiction governing the indenture with respect to the debt securities. We note that the opinion is limited to the law of the Republic of the Marshall Islands. If the indenture is governed by the law of New York, for example, please either revise the legality opinion to state that it includes the law of New York or provide a separate opinion from New York counsel.

Response:

In response to the Staff’s comment, the Company has included the form of indenture for the debt securities and an opinion of counsel in respect of the indenture, in each case, as an exhibit to the Registration Statement.

2. Please explain to us why you are not registering the offering of the units mentioned in footnote 1 to this table. If you do intend to register them, please revise the registration statement and opinion accordingly.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement accordingly to register the units mentioned in footnote 1 to the Calculation of Registration Fee Table and has added references to the units throughout the Registration Statement where appropriate. Please also see the revised Opinion of Reeder & Simpson P.C. filed as Exhibit 5.1 to the amended Registration Statement.

3. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. It appears that the PCAOB is currently unable to inspect the audit work and practices of your auditor

(see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement accordingly. Please see the new Risk Factor captioned “Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.”

4. We note your reference to global securities in this section. Please confirm that you understand that the offering of these securities must either satisfy an exemption from registration or be registered.

Response:

In response to the Staff’s comment, the Company hereby confirms its understanding that the offering of global securities must either satisfy an exemption from registration or be registered.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason